UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **June 14, 2011**

AMERICAN NATIONAL BANKSHARES INC.
(Exact name of registrant as specified in its charter)

Virginia	**0-12820**	**54-1284688**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

628 Main Street, Danville, VA   **24541**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code **434-792-5111**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

American National Bankshares Inc. (the "Company") held a special meeting of shareholders on June 14, 2011. There were 5,889,194 shares of the Company's common stock entitled to vote at the special meeting, of which 4,002,068 shares were represented by proxy (no shares were voted in person). At the special meeting, the Company's shareholders approved the issuance of up to approximately 1,750,000 shares of the Company's common stock to the shareholders of common stock of MidCarolina Financial Corporation ("MidCarolina") in accordance with the Agreement and Plan of Reorganization, dated December 15, 2010, between the Company and MidCarolina, and a related Plan of Merger.

The Company's independent inspector of elections reported the vote of the shareholders as follows:

Votes For	**Votes Against**	**Abstentions**	**Broker Non-Votes**
3,745,195	236,981	19,892	0

In connection with the special meeting, the Company also solicited proxies with respect to a proposal to adjourn the special meeting, if necessary, for the purpose of soliciting additional proxies. The adjournment proposal, which was unnecessary in light of the approval by the Company's shareholders of the issuance of the Company's common stock to shareholders of MidCarolina's common stock, was not submitted to the Company's shareholders for approval at the special meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN NATIONAL BANKSHARES INC.

Date: June 15, 2011

By: /s/ William W. Traynham
          Senior Vice President and Chief Financial Officer